

2009 Chenault Dr., Suite 114
Carrollton, Texas 75006

Date: 8/11/2008

To: Greg Porter
Company: Capital Funding Solutions
Fax Number: (954)525-1366 *727-573-8536*
Phone Number: (727)365-3390

From: Katherine S. Roberts
Company: Integrated Security Systems, Inc.
Email: kls@integratedsecurity.com
Fax Number: (972)385-9887
Phone Number: (972)444-8280

Notes: 27 pages (including cover)

FACTORING AND SECURITY AGREEMENT

THIS FACTORING AND SECURITY AGREEMENT ("Agreement") is made as of <u>August 11, 2008</u> by and between **Integrated Security Systems, Inc. and it's subsidiaries Intellisite, Inc. , B&B ARMR, Inc. , B&B Roadway, Inc. and Doortek, Inc.** ("Seller") and **Capital Funding Solutions, Inc.**, a South Carolina corporation ("Purchaser").

1. **Definitions and Index to Definitions**. The following terms used herein shall have the following meaning. All capitalized terms not herein defined shall have the meaning set forth in the Uniform Commercial Code:

1.1 **"Avoidance Claim"** - any claim that any payment received by Purchaser is avoidable under the Bankruptcy Code or any other debtor relief statute, excluding from such claims arising from Purchaser's gross negligence, recklessness or willful misconduct.

1.2 **"Base Fees"** - The Initial Fee and all subsequent Factoring Fees.

1.3 **"Chosen State**: - Florida.

1.4 **"Clearance Days"**- Three (3) banking days for checks drawn on United States banks; otherwise, ten (10) days.

1.5 **"Closed"** - a Purchased Account is closed upon the first to occur of (i) receipt of full payment by Purchaser or (ii) the unpaid Face Amount has been charged to the Reserve Account by Purchaser pursuant to the terms hereof.

1.6 **"Collateral"**- all Seller's now owned and hereafter acquired Accounts, Chattel Paper, Deposit Accounts, Inventory, Equipment, Instruments, Investment Property, Documents, Letter of Credit Rights, Commercial Tort Claims, General Intangibles and Supporting Obligations. Specifically excluded from "collateral" will be all assets of DoorTek Corporation (except current accounts receivable) and all assets, accounts, inventory, equipment, instruments, investment property, documents, letter of credit rights, commercial tort claims and supporting obligations of B&B Roadway.

1.7 **"Complete Termination"** – Complete Termination occurs upon satisfaction of the following conditions:

1.7.1. Payment in full of all Obligations of Seller to Purchaser and Purchaser's issuance of a UCC termination statement;

1.7.2. If Purchaser has issued or caused to be issued guarantees, promises, or letters of credit on behalf of Seller, acknowledgement from any beneficiaries thereof that Purchaser or any other issuer has no outstanding direct or contingent liability therein.

1.7.3. Seller has executed and delivered to Purchaser a general release in the form of Exhibit 1.8 attached hereto.

1.8 **"Eligible Account"** - an Account that is offered for purchase by Seller and acceptable for purchase as determined by Purchaser in the exercise of its reasonable sole credit or business judgment.

1.9 **"Events of Default"** - see Section 17.1.

1.10 **"Exposed Payments"** – payments received by Purchaser from or for the account of a Payor that has become subject to a bankruptcy proceeding, to the extent such payments cleared the Payor's deposit account within ninety days of the commencement of said bankruptcy case.

1.11 **"Face Amount"** - the face amount due on an Account at the time of purchase.

1.12 **"Factoring Fee"** - the Factoring Fee Percentage multiplied by the Face Amount of a Purchased Account, for each Factoring Fee Period or portion thereof, that any portion thereof remains unpaid, computed from the end of the Initial Fee Period to and including the date on which a Purchased Account is Closed.

1.13 **"Factoring Fee Percentage"** - .35%.

1.14 **"Factoring Fee Period"** - _5 days.

1.15 **"Initial Factoring Fee"** - .35% of the Face Amount.

1.16 **"Initial Factoring Fee Period"** - 5 days from the date on which the Purchase Price is paid to Seller or credited by Purchaser to Seller's Reserve Account.

1.17 **"Insolvency Event"** - (i) the filing of a petition under any state or federal debtor relief or liquidation law by or against an Account Debtor, within the Insolvency Period, or (ii) if an Account Debtor is subject to a proceeding under Chapters 11 or 13 of the Bankruptcy Code on the Purchase Date, the conversion of said case to a Chapter 7 within the Insolvency Period.

1.18 **"Insolvency Period"** - the later of (i) sixty days from the Invoice date, or (ii) the date on which the Seller could be required to repurchase an account under Section 7 hereof.

1.19 **"Invoice"** - the document that evidences or is intended to evidence an Account. Where the context so requires, reference to an Invoice shall be deemed to refer to the Account to which it relates.

1.20 **"Late Charge"** - .1 % percent per day.

1.21 **"Late Payment Date"** - the date which is ninety days from the Invoice date on a Purchased Account.

1.22 **"Maximum Amount"** - $1,000,000.

1.23 **"Misdirected Payment Fee"** - Fifteen percent (15%) of the amount of any payment on account of a Purchased Account which has been received by Seller and not delivered in kind to Purchaser within five (5) business days following the date of receipt by Seller, or 30% of the amount of any such payment which has been received by Seller as a result of any action taken by Seller to cause such payment to be made to Seller.

1.24 **"Missing Notation Fee"** – 15% of the Face Amount.

1.25 **"Obligations"** - all present and future obligations owing by Seller to Purchaser, whether direct or indirect, absolute or contingent, including obligations that are likely to become owing by Seller to Purchaser, whether arising hereunder or otherwise, and whether arising before, during or after the commencement of any Bankruptcy Case in which Seller is a Debtor.

1.26 **"Parties"** - Seller and Purchaser.

1.27 **"Payor"** - An Account Debtor or other obligor on an Account, or entity making payment thereon for the account of such party.

1.28 **"Purchase Date"** - the date on which Seller has been advised in writing that Purchaser has agreed to purchase an Account.

1.29 **"Purchase Price"** - the Face Amount of a Purchased Account less all Factoring Fees.

1.30 **"Purchased Accounts"** - Accounts purchased hereunder which have not been Closed.

1.31 **"Repurchased"** - an Account has been repurchased when Seller has paid to Purchaser the then unpaid Face Amount.

1.32 **"Required Reserve Amount"** - the Reserve Percentage multiplied by the unpaid balance of Purchased Accounts

1.33 **"Reserve Account"** - a bookkeeping account on the books of the Purchaser representing the portion of the Purchase Price which has not been paid by Purchaser to Seller, maintained by Purchaser to ensure Seller's performance with the provisions hereof.

1.34 **"Reserve Percentage"** - 0 %.

1.35 **"Reserve Shortfall"** - the amount by which the Reserve Account is less than the Required Reserve Amount.

1.36 **"Schedule of Accounts"** - a form supplied by Purchaser from time to time wherein Seller lists such of its Accounts as it requests that Purchaser purchase under the terms of this Agreement.

1.37 **"Term"** – A one year period.

1.38 **"UCC"** – The Uniform Commercial Code as adopted in the Chosen State.

2. **Sale; Purchase Price; Billing**

   2.1 **Assignment and Sale.**

   2.1.1. Seller shall sell to Purchaser as absolute owner, such of Seller's Accounts as are listed from time to time on Schedules of Accounts. Upon purchase, Purchaser will assume the risk of non-payment on Purchased Accounts, so long as the cause of non-payment is solely due to the occurrence of an Insolvency Event.

   2.1.2. Each Schedule of Accounts shall be accompanied by such documentation supporting and evidencing the Account, as Purchaser shall from time to time request.

   2.1.3. Purchaser may, but need not purchase from Seller such Accounts as Purchaser determines to be Eligible Accounts.

   2.1.4. Purchaser may not purchase any Account which will cause the unpaid balance of Purchased Accounts to exceed the Maximum Amount.

   2.1.5. Purchaser shall pay to Seller the Purchase Price of any Purchased Account, less any amounts due to Purchaser from Seller, including, without limitation, any amounts due under Sections 3.1 and 6 hereof, within two (2) business days of the Purchase Date, whereupon the Accounts shall be deemed purchased hereunder.

   2.2 **Billing.** Purchaser may send a monthly statement to all Payors itemizing their account activity during the preceding billing period. All Payors will be instructed to make payments to Purchaser.

3. **Reserve Account.**

   3.1 Seller shall pay to Purchaser within five (5) business days the amount of any Reserve Shortfall.

   3.2 Purchaser shall pay to Seller, on the third business day following both the 15th and last day of each month without request by Seller and by request of the Seller, the last business day of each week, any amount by which the Reserve Account exceeds the Required Reserve Amount.

   3.3 Purchaser may charge the Reserve Account with any Obligation related to this contract.

   3.4 Purchaser may pay any amounts due Seller hereunder by a credit to the Reserve Account.

   3.5 Purchaser may retain the Reserve Account until Complete Termination.

4. **Exposed Payments.**

4.1 Upon termination of this Agreement Seller shall pay to Purchaser (or Purchaser may retain or hold in a non-segregated non-interest bearing account) the amount of all Exposed Payments (the "Preference Reserve").

4.2 Purchaser may charge the Preference Reserve with the amount of any Exposed Payments that Purchaser pays to the bankruptcy estate of a Payor that made the Exposed Payment, on account of a claim asserted under Section 547 of the Bankruptcy Code.

4.3 Purchaser shall refund to Seller from time to time that balance of the Preference Reserve for which a claim under Section 547 of the Bankruptcy Code can no longer be asserted due to the passage of the statute of limitations, settlement with the bankruptcy estate of the Payor or otherwise.

5. **Authorization for Purchases**. Subject to the terms and conditions of this Agreement, Purchaser is authorized to purchase Accounts upon telephonic, facsimile or other instructions received from anyone purporting to be an officer, employee or representative of Seller.

6. **Fees and Expenses**. Seller shall pay to Purchaser:

6.1 **Initial Factoring Fee**. The Initial Factoring Fee on the date on which a Purchased Account is purchased.

6.2 **Factoring Fee**. The Factoring Fee, for each Factoring Fee Period, computed from the end of the Initial Factoring Fee Period and (i) until, and due on (ii) the date on which a Purchased Account is Closed.

6.3 **Misdirected Payment Fee**. Any Misdirected Payment Fee immediately upon its accrual.

6.4 **Missing Notation Fee**. The Missing Notation Fee on any Invoice that is sent by Seller to a Payor that does not contain the notice as required by Section 12.3 hereof.

6.5 **Late Charge**. The Late Charge, on demand, on all past due amounts due from Seller to Purchaser hereunder, after an event of default and notice from Purchaser to Seller.

6.6 **Out-of-pocket Expenses**. The out-of-pocket expenses directly incurred by Purchaser in the administration of this Agreement or any other agreement that is executed between the parties such as wire transfer fees, postage, search fees, travel expenses and audit fees. Seller shall not be required to pay for more than four audits per twelve-month period.

7. **Repurchase Of Accounts**. Purchaser may require that Seller repurchase, on demand, by payment of the then unpaid Face Amount thereof, together with any unpaid Factoring Fees relating to the Purchased Account, or, at Purchaser's option, by Purchaser's charge to the Reserve Account:

7.1 **Notwithstanding Insolvency**. Notwithstanding the occurrence of an Insolvency Event:

    7.1.1   Any Purchased Account:

        7.1.1.1   The payment of which has been disputed by the Account Debtor obligated thereon, Purchaser being under no obligation to determine the bona fides of such dispute;

        7.1.1.2   For which Seller has breached its warranty as set forth in Section 14 hereof.

    7.1.2   All Purchased Accounts upon the occurrence of an Event of Default, or upon the termination date of this Agreement; and

7.2 **Absent Insolvency**. If an Insolvency Event has not occurred on or prior to the Late Payment Date, any Purchased Account which remains unpaid beyond the Late Payment Date.

8. **Security Interest**.

8.1 In order to secure the Obligations, Seller grants to Purchaser a continuing first priority security interest in the Collateral as defined in 1.6.

8.2 Notwithstanding the creation of this security interest, the relationship of the parties shall be that of Purchaser and Seller of accounts, and not that of lender and borrower.

9. **Clearance Days**. For all purposes under this Agreement, Clearance Days will be added to the date on which Purchaser receives any payment.

10. **Authorization to Purchaser**.

10.1 Seller irrevocably authorizes Purchaser at Seller's expense, to exercise at any time any of the following powers until all of the Obligations have been paid in full:

10.1.1. Receive, take, endorse, assign, deliver, accept and deposit, in the name of Purchaser or Seller, any and all proceeds of any Collateral securing the Obligations or the proceeds thereof;

10.1.2. Take or bring, in the name of Purchaser or Seller, all steps, actions, suits or proceedings deemed by Purchaser necessary or desirable to effect collection of or other realization upon Purchaser's Accounts;

10.1.3. With respect to any of the following established or issued for the benefit of Seller, either individually or as a member of a class or group, file any claim under (i) any bond or (ii) under any trust fund.

10.1.4. Pay any sums necessary to discharge any lien or encumbrance which is senior to Purchaser's security interest in any assets of Seller, which sums shall be included as Obligations hereunder, and in connection with which sums the Late Charge shall accrue and shall be due and payable;

10.1.5. Notify any Payor obligated with respect to any Eligible Account, that the underlying Eligible Account has been assigned to Purchaser by Seller and that payment thereof is to be made to the order of and directly and solely to Purchaser;

10.1.6. Communicate directly with Seller's Payors to, among other things, verify the amount and validity of any Eligible Account created by Seller.

10.1.7. After an Event of Default:

(a) Change the address for delivery of mail to Seller and to receive and open mail addressed to Seller;

(b) Extend the time of payment of, compromise or settle for cash, credit, return of merchandise, and upon any terms or conditions, any and all Accounts and discharge or release any account debtor or other obligor (including filing of any public record releasing any lien granted to Seller by such account debtor), without affecting any of the Obligations;

10.1.8. File any initial financing statements and amendments thereto that:

(a) Indicate the collateral as all assets of the Seller or words of similar effect, regardless of whether any particular asset comprised in the collateral falls within the scope of Article 9 of the UCC, or as being of an equal or lesser scope or with greater detail;

(b) Contain any other information required by part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment, including (i) whether the Seller is an organization, the type of organization, and any organization identification number issued to the Seller and, (ii) in the case of a financing statement filed as a fixture filing or indicating collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the collateral relates; and

(c) Contain a notification that the Seller has granted a negative pledge to the Purchaser, and that any subsequent lienor may be tortuously interfering with Purchaser's rights;

10.1.9. Advises third parties that any notification of Seller's Account Debtors will interfere with Purchaser's collection rights.

10.1.10. File any Correction Statement in the name of Seller under Section 9-518 of the Uniform Commercial Code that Purchaser reasonably deems necessary to preserve its rights hereunder.

10.2 Seller authorizes Purchaser to accept, endorse and deposit on behalf of Seller any checks tendered by an account debtor "in full payment" of its obligation to Seller. Seller shall not assert against Purchaser any claim arising therefrom, irrespective of whether such action by Purchaser effects an accord and satisfaction of Seller's claims, under §3-311 of the Uniform Commercial Code, or otherwise.

11. **ACH Authorization**. In order to satisfy any of the Obligations, Seller authorizes Purchaser to initiate electronic debit or credit entries through the ACH system to any deposit account maintained by Seller.

12. **Covenants By Seller**.

12.1 After written notice by Purchaser to Seller, and automatically, without notice, after an Event of Default, Seller shall not, without the prior written consent of Purchaser in each instance, (a) grant any extension of time for payment of any of its Accounts, (b) compromise or settle any of its Accounts for less than the full amount thereof, (c) release in whole or in part any Payor, or (d) grant any credits, discounts, allowances, deductions, return authorizations or the like with respect to any of the Accounts.

12.2 From time to time as requested by Purchaser, at the sole expense of Seller, Purchaser or its designee shall have access, during reasonable business hours if prior to an Event of Default and at any time if on or after an Event of Default, to all premises where Collateral is located for the purposes of inspecting (and removing, if after the occurrence of an Event of Default) any of the Collateral, including Seller's books and records, and Seller shall permit Purchaser or its designee to make copies of such books and records or extracts therefrom as Purchaser may request. Without expense to Purchaser, Purchaser may use any of Seller's personnel, equipment, including computer equipment, programs, printed output and computer readable media, supplies and premises for the collection of accounts and realization on other Collateral as Purchaser, in its sole discretion, deems appropriate after the occurrence of an Event of Default. Seller hereby irrevocably authorizes all accountants and third parties, upon written or verbal request, to promptly disclose and deliver to Purchaser at Seller's expense all financial information, books and records, work papers, management reports and other information in their possession relating to Seller.

12.3 Before sending any Invoice to an Account Debtor with respect to a purchased account, Seller shall mark same with a notice of assignment in the form and manner as may be required by Purchaser.

12.4 Seller shall pay when due all payroll and other taxes, and shall provide proof thereof to Purchaser in such form as Purchaser shall reasonably require.

12.5 Seller shall not create, incur, assume or permit to exist any lien upon or with respect to any assets in which Purchaser now or hereafter holds a security interest.

12.6 Seller shall maintain insurance on all insurable property owned or leased by Seller in the manner, to the extent and against at lease such risks (in any event, including but not limited to fire and business interruption insurance) as usually maintained by owners of similar businesses and properties in similar geographic areas. All such insurance shall be in amounts and form and with and with insurance companies acceptable to Purchaser in its sole discretion. Seller shall furnish to Purchaser: (a) upon written request, any and all information concerning such insurance carried; (b) as requested by Purchaser, lender loss payable endorsements (or their equivalent) in favor of Purchaser. All policies of insurance shall provide for not less than thirty (30) day's prior written cancellation notice to Purchaser.

12.7 Notwithstanding Seller's obligation to pay the Misdirected Payment Fee, Seller shall pay to Purchaser on the next banking day following the date of receipt by Seller the amount of any payment on account of a Purchased Account.

12.8 Seller shall furnish Purchaser with full financial statements and other documents and information, including, but not limited to, proof of payment and/or compliance with all federal, state and/or local tax requirements, within thirty (30) days from the end of each quarter. Purchaser shall maintain a standard and modern system of account in accordance with Generally Accepted Accounting Principles. Seller agrees to permit Purchaser and any of its employees, officers or agents access to and examination of Seller's records and books.

12.9 Avoidance Claims.

12.9.1. Seller shall indemnify Purchaser from any loss arising out of the assertion of any Avoidance Claim and shall pay to Purchaser on demand the amount thereof.

12.9.2. Seller shall notify Purchaser within two business days of it becoming aware of the assertion of an Avoidance Claim.

12.9.3. This provision shall survive termination of this Agreement.

13. **Account Disputes**. Seller shall notify Purchaser promptly of and, if requested by Purchaser, will settle all disputes concerning any Purchased Account, at Seller's sole cost and expense. Purchaser may, but is not required to, attempt to settle, compromise, or litigate (collectively, "Resolve") the dispute upon such terms, as Purchaser in its sole discretion deem advisable, for Seller's account and risk and at Seller's sole expense. Upon the occurrence of an Event of Default Purchaser may Resolve such issues with respect to any Account of Seller.

14. **Representation and Warranties**. Seller represents and warrants that:

14.1 It is fully authorized to enter into this Agreement and to perform hereunder;

14.2 This Agreement constitutes its legal, valid and binding obligation; and

14.3 Seller is solvent and in good standing in the jurisdiction of its organization.

14.4 The Purchased Accounts are and will remain:

14.4.1. Bona fide existing obligations created by the sale and delivery of goods or the rendition of services in the ordinary course of Seller's business;

14.4.2. Unconditionally owed and will be paid to Purchaser without defenses, disputes, offsets, counterclaims, or rights of return or cancellation;

14.4.3. Sales to an entity that is not, directly or indirectly, affiliated with Seller or in any way not an "arms length" transaction.

14.5 Seller has not received notice or otherwise learned of actual or imminent bankruptcy, insolvency, or material impairment of the financial condition of any applicable account debtor regarding Purchased Accounts.

14.6 Seller is either a corporation, limited liability company, limited partnership or other form of Registered Organization, is duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization and is qualified and authorized to do business and is in good standing in all states in which such qualification and good standing are necessary or desirable.

14.7 Immediately prior to the execution and at the time of delivery of each Schedule of Account, Seller is the sole owner and holder of each of the Accounts described thereon and that upon Purchaser's acceptance of each Purchased Account; it shall become the sole owner of such Purchased Account(s).

14.8 No Purchased Account shall have been previously sold or transferred or be subject to any lien, encumbrance, security interest or other claim of any kind or nature.

14.9 Seller will not factor, sell, transfer, pledge or give a security interest in any of its Accounts to anyone other than Purchaser and there are no financing statements now on file in any public office covering any of Seller's Collateral except the financing statement or statements filed or to be filed in respect of this Agreement or those statements now on file that have been disclosed in writing by Seller to Purchaser as reflected on the attached Schedule 14.9.

14.10 Seller will not execute any financing statement in favor of any other Person, except Purchaser, during the Term of this Agreement.

14.11 Seller shall maintain its books and records in accordance with generally accepted accounting principles and shall reflect on its books the absolute sale of the Purchased Accounts to Purchaser.

14.12 Seller shall furnish to Purchaser, upon request, such information and statements, as Purchaser shall request from time to time regarding Seller's business affairs, financial condition and results of operations. Without limiting the generality of the foregoing, Seller shall provide Purchaser on or prior to the 30th day of each month unaudited financial statements for the prior month. Additionally, Seller will provide Purchaser with copies of all financial statements and related documents and disclosures as required by the SEC at times corresponding to required filing dates.

14.13 Seller will promptly notify Purchaser of (i) the filing of any lawsuit against Seller involving amounts greater than $50,000.00 or (ii) any attachment or any other legal process served or levied against Seller.

14.14 The application made or delivered by or on behalf of Seller in connection with this Agreement, and all statements made therein, were and remain true and correct at the time that this Agreement is executed. There is no fact which Seller has not disclosed to Purchaser in writing which could materially adversely affect the properties, business or financial condition of Seller, or any of the Purchased Accounts or Collateral, or which is necessary to disclose in order to keep the foregoing representations and warranties from being misleading.

14.15 In no event shall the funds paid to Seller hereunder be used directly or indirectly for personal, family, household or agricultural purposes.

14.16 Seller does business under no trade or assumed names except as indicated below:

Intellisite, Inc.

Doortek, Inc.

B&B ARMR, Inc.

B&B Roadway, Inc.

14.17 Any written communication that has been or will be issued by Seller to Purchaser by facsimile transmission was and will be authentic and genuine.

14.15. Any electronic communication of data, whether by email, tape, disk, or otherwise, Seller remits or causes to be remitted to Purchaser shall be authentic and genuine.

15. **Indemnification**. Seller agrees to indemnify Purchaser against and save Purchaser harmless from any and all manner of suits, claims, liabilities, demands and expenses (including reasonable attorneys' fees and collection costs)

resulting from or arising out of this Agreement, whether directly or indirectly, including the transactions or relationships contemplated hereby (including the enforcement of this Agreement and except for any such claims, liabilities, or expenses arising from or with respect to, Purchaser's gross negligence, recklessness or willful misconduct), and any failure by Seller to perform or observe its obligations under this Agreement.

16. **Disclaimer of Liability**. In no event will Purchaser be liable to Seller for any lost profits, lost savings or other consequential, incidental or special damages resulting from or arising out of or in connection with this agreement, the transactions or relationships contemplated hereby or Purchaser's performance or failure to perform hereunder, even if purchaser has been advised of the possibility of such damages, except for any such lost profits, lost savings or other such damages arising from or with respect to, Purchaser's gross negligence, recklessness or willful misconduct. Seller acknowledges that Purchaser has not agreed nor shall there be imposed upon Purchaser any obligation, and it shall be in Purchaser's sole and exclusive discretion to determine whether to undertake any duty to perfect or enforce Purchaser's rights, including, but are not limited to, the following: (1) service of Notices to Owner, (2) service and recordation of Claims of Lien, (3) rights to demand copies of contract(s) and statement(s) of account, (4) rights to request copies of any governmental or private payment bond, (5) demand of any person who makes payment for materials to provide a designation of the account and the items of account to which the payment is to apply; and (6) rights to receive copies of any Notice of Contest of Lien, existence of bond, Notice of Lien Prohibition, Notice of Transfer Bond, Order to Show Cause, or the like.

17. **Default**.

17.1 **Events of Default**. The following events will constitute an Event of Default hereunder: (a) Seller defaults in the payment of any Obligations or in the performance of any provision hereof or of any other agreement now or hereafter entered into with Purchaser, or any warranty or representation contained herein proves to be false in any way following ten (10) days written notice. Written notice may be waived in cases with evidence of Seller acts of fraud, gross negligence, recklessness or willful misconduct. (b) Seller or any guarantor of the Obligations becomes subject to any debtor-relief proceedings, (c) any such guarantor fails to perform or observe any of such Guarantor's obligations to Purchaser or shall notify Purchaser of its intention to rescind, modify, terminate or revoke any guaranty of the Obligations, or any such guaranty shall cease to be in full force and effect for any reason whatever, (d) any involuntary lien, garnishment, attachment or the like shall be issued against or shall attach to the Purchased Accounts, the Collateral or any portion there of and the same is not released within five (5) days; (e) Seller suffers the entry against it of a final judgment for the payment of money in excess of $50,000.00, unless the same is discharged within thirty (30) days after the date of entry thereof (excluding those judgments falling under general corporate liability insurance coverage); (f) Seller shall have a federal, state or other form of tax lien filed against any of its properties, or shall fail to pay any federal, state or other form of tax when due, or shall fail to timely file any federal or state tax form as and when due; (g) a material adverse change shall have occurred in Seller's financial conditions, business or operations or (h) Purchaser for any reason, in good faith, deems itself insecure with respect to the prospect of repayment or performance of the Obligations..

17.2 Waiver of Notice. **SELLER WAIVES ANY REQUIREMENT THAT PURCHASER INFORM SELLER BY AFFIRMATIVE ACT OR OTHERWISE OF ANY ACCELERATION OF SELLER'S OBLIGATIONS HEREUNDER. FURTHER, PURCHASER'S FAILURE TO CHARGE OR ACCRUE INTEREST OR FEES AT ANY "DEFAULT" OR "PAST DUE" RATE SHALL NOT BE DEEMED A WAIVER BY PURCHASER OF ITS CLAIM THERETO.**

17.3 Effect of Default.

17.3.1. Upon the occurrence of any Event of Default, in addition to any rights Purchaser has under this Agreement or applicable law, Purchaser may immediately terminate this Agreement, at which time all Obligations shall immediately become due and payable without notice.

17.3.2. The Late Charge shall accrue and is payable on demand on any Obligation not paid when due.

17.3.3. Upon the occurrence of an Event of Default, Purchaser shall be entitled to any form of equitable relief that may be appropriate without having to establish any inadequate remedy at law or other grounds other than to establish that its Collateral is subject to being improperly used, moved, dissipated or withheld from Purchaser.

Purchaser shall be entitled to freeze, debit and/or effect a set-off against any fund or account Seller may maintain with any Bank and so notify such bank without regard to any draft that may have been issued and have not cleared. In the event as a result of an Event of Default, Purchaser deems it necessary to seek equitable relief, including, but not limited to, injunctive or receivership remedies, Seller waives any requirement that Purchaser post or otherwise obtain or procure any bond, whether otherwise required under state or federal law or rules of court. Alternatively, in the event Purchaser, in its sole and exclusive discretion, desires to procure and post a bond, Purchaser may procure and file with the court a bond in an amount up to and not greater than $10,000.00 notwithstanding any common or statutory law requirement to the contrary and upon Purchaser's posting of such bond it shall be entitled to all benefits as if such bond was posted in compliance with law. Seller also waives any right it may be entitled to, including an award of attorney's fees or costs, in the event any equitable relief sought by and awarded to Purchaser is thereafter, for whatever reason(s), vacated, dissolved or reversed. All post-judgment interest shall bear interest at either the contract rate, 18% per annum or such higher rate as may be allowed by law.

17.3.4. Upon an Event of Default, all of Seller's rights of access to any online, internet services that Purchaser makes available to Seller, shall be provisional pending Seller's curing of all such Events of Default. During such period of time, Purchaser may limit or terminate Seller's access to Purchaser's online services. Seller acknowledges that the information Purchaser makes available to Seller constitutes and satisfies any duty to respond to a Request for an Accounting or Request regarding a Statement of Account that is referenced in § 9-210 of the UCC.

17.3..5. After an Event of Default, the Parties acknowledge that it shall be presumed commercially reasonable and Purchaser shall have no duty to undertake to collect any Account or Account Purchased including those in which Purchaser receives information from an Account Debtor that a Dispute exists. Furthermore, in the event Purchaser undertakes to collect from or enforce an obligation of an Account Debtor or other person obligated on Collateral and ascertains that the possibility of collection is outweighed by the likely costs and expenses that will be incurred, Purchaser may at any such time cease any further collection efforts and such action shall be considered commercially reasonable. Before Seller may, under any circumstances, seek to hold Purchaser responsible for taking any uncommercially reasonable action, Seller shall be required to first notify Purchaser, in writing, of all reasons why Seller believes Purchaser has acted in any uncommercially reasonable manner and advise Purchaser of the action that Seller believes Purchaser should take.

18. **Account Stated**. Purchaser shall provide Seller with information on the Purchased Accounts and a monthly reconciliation of the factoring relationship relating to billing, collection and account maintenance such as aging, posting, error resolution and mailing of statements. All of the foregoing shall be in a format and in such detail, as Purchaser deems reasonably appropriate. Purchaser's books and records shall be admissible in evidence without objection as prima facie evidence of the status of the Purchased Accounts and non-purchased Accounts and Reserve Account between Purchaser and Seller. Each statement, report, or accounting rendered or issued by Purchaser to Seller shall be deemed conclusively accurate and binding on Seller unless within fifteen (15) days after the date of issuance Seller notifies Purchaser to the contrary by registered or certified mail, setting forth with specificity the reasons why Seller believes such statement, report, or accounting is inaccurate, as well as what Seller believes to be correct amount(s) therefore. Seller's failure to receive any monthly statement shall not relieve it of the responsibility to request such statement and Seller's failure to do so shall nonetheless bind Seller to whatever Purchaser's records would have reported.

19. **Amendment and Waiver**. Only a writing signed by all parties hereto may amend this Agreement. No failure or delay in exercising any right hereunder shall impair any such right that Purchaser may have, nor shall any waiver by Purchaser hereunder be deemed a waiver of any default or breach subsequently occurring. Purchaser's rights and remedies herein are cumulative and not exclusive of each other or of any rights or remedies that Purchaser would otherwise have.

20. **Termination; Effective Date**.

20.1 This Agreement will be effective on the date it is signed by the Parties, shall continue for the Term, and shall be automatically extended for successive Terms unless Seller shall provide at least thirty (30) days prior written notice to Purchaser of its intention to terminate whereupon this Agreement shall terminate on the date set forth in said notice (an "Early Termination Date").

20.2 Purchaser may terminate this Agreement by giving Seller thirty-day's (30) prior written notice of termination, whereupon this Agreement shall terminate on the earlier date of the date of termination or the end of the then current Term.

20.4 Upon termination, Seller shall pay the Obligations to Purchaser and Purchaser shall thereafter have no duty to purchase any Accounts from Seller. Notwithstanding termination, until Complete Termination, Seller shall remain obligated to tender all Accounts to Purchaser notwithstanding that Purchaser may thereafter determine that no Account qualifies as an Eligible Account.

21. **No Lien Termination without Release**. In recognition of the Purchaser's right to have its attorneys' fees and other expenses incurred in connection with this Agreement secured by the Collateral, notwithstanding payment in full of all Obligations by Seller, Purchaser shall not be required to record any terminations or satisfactions of any of Purchaser's liens on the Collateral unless and until Complete Termination has occurred.

22. **Conflict**. Unless otherwise expressly stated in any other agreement between Purchaser and Seller, if a conflict exists between the provisions of this Agreement and the provisions of such other agreement, the provisions of this Agreement shall control.

23. **Severability**. In the event any one or more of the provisions contained in this Agreement is held to be invalid, illegal or unenforceable in any respect, then such provision shall be ineffective only to the extent of such prohibition or invalidity, and the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

24. **Enforcement**. This Agreement and all agreements relating to the subject matter hereof is the product of negotiation and preparation by and among each party and its respective attorneys, and shall be construed accordingly.

25. **Relationship of Parties**. It is the express intention of the parties that their relationship shall be that of Seller and Purchaser of Accounts, that Seller shall, once acquired by Purchaser, no longer have any rights or title to any Purchased Account pursuant to § 9-318(a) of the UCC and Purchaser shall at no time be deemed to be or become a fiduciary of the Seller, although Seller may be a fiduciary of the Purchaser.

26. **Attorneys' Fees**. Seller agrees to reimburse Purchaser on demand for:

26.1 The actual amount of all costs and expenses, including attorneys' fees, which Purchaser has incurred or may incur in:

26.1.1. Negotiating, preparing, or administering this Agreement and any documents prepared in connection herewith;

26.1.2. Any way arising out of or in connection with this Agreement, and whether or not arising out of a dispute which does not involve Purchaser;

26.1.3. Protecting, preserving or enforcing any lien, security or other right granted by Seller to Purchaser or arising under applicable law, whether or not suit is brought, including but not limited to the defense of any Avoidance Claims or the defense of Purchaser's lien priority;

26.2 The actual costs, including photocopying (which, if performed by Purchaser's employees, shall be at the rate of $.25/page), travel, and attorneys' fees and expenses incurred in complying with any subpoena or other legal process in any way relating to Seller. This provision shall survive termination of this Agreement.

26.3 The actual amount of all costs and expenses, including attorneys' fees, which Purchaser may incur in enforcing this Agreement and any documents prepared in connection herewith, or in connection with any federal or state insolvency proceeding commenced by or against Seller, including those (i) arising out the automatic stay, (ii) seeking dismissal or conversion of the bankruptcy proceeding or (iii) opposing confirmation of Seller's plan there under.

26.4. Notwithstanding the existence of any law, statute or rule, in any jurisdiction which may provide Seller with a right to attorney's fees or costs, Seller hereby waives any and all rights to hereafter seek attorney's fees or costs hereunder and Seller agrees that Purchaser exclusively shall be entitled to indemnification and recovery of any and all attorney's fees or costs in respect to any litigation based hereon, arising out of, or related hereto, whether under, or in connection with, this and/or any agreement executed in conjunction herewith, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of either party.

27. **Entire Agreement**. No promises of any kind have been made by Purchaser or any third party to induce Seller to execute this Agreement. No course of dealing, course of performance or trade usage, and no parole evidence of any nature, shall be used to supplement or modify any terms of this Agreement.

28. **Choice of Law**. This Agreement and all transactions contemplated hereunder and/or evidenced hereby shall be governed by, construed under, and enforced in accordance with the internal laws of the Chosen State, except that if Seller is located in a state different than the Chosen State, Purchaser shall be entitled to apply the internal laws of the State in which Seller is located if such laws are more favorable with respect to any portion of this Agreement.

29. **Jury Trial Waiver**. IN RECOGNITION OF THE HIGHER COSTS AND DELAY WHICH MAY RESULT FROM A JURY TRIAL, THE PARTIES HERETO WAIVE ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING HEREUNDER, OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY FURTHER WAIVES ANY RIGHT TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

30. **Venue; Jurisdiction**. Any suit, action or proceeding arising hereunder, or the interpretation, performance or breach hereof, shall, if Purchaser so elects, be instituted in any court sitting in the Chosen State, in the county in which Purchaser's chief executive office is located (the "Acceptable Forums"). Seller agrees that the Acceptable Forums are convenient to it, and submits to the jurisdiction of the Acceptable Forums and waives any and all objections to jurisdiction or venue. Should such proceeding be initiated in any other forum, Seller waives any right to oppose any motion or application made by Purchaser to transfer such proceeding to an Acceptable Forum.

31. **Service of Process**. Seller agrees that Purchaser may effect service of process upon Seller by regular mail at the address set forth herein or at such other address as may be reflected in the records of Purchaser, or at the option of Purchaser by service upon Seller's agent for the service of process.

32. **Assignment**. Purchaser may assign its rights and delegate its duties hereunder. Upon such assignment, Seller shall be deemed to have attorned to such assignee and shall owe the same obligations to such assignee and shall accept performance hereunder by such assignee as if such assignee were Purchaser.

33. **Miscellaneous.**

33.1 This Agreement shall be deemed to be one of financial accommodation and not assumable by any debtor, trustee or debtor-in-possession in any bankruptcy proceeding without Purchaser's express written consent and may be suspended in the event a petition in bankruptcy is filed by or against Seller.

33.2 In the event Seller's principal(s), officer(s) or director(s), during the term of this Agreement or while Seller remains liable to Purchaser for any obligations under this Agreement, directly or in conjunction with any other person, causes to be formed a new entity or otherwise become associated with any new or existing entity, whether corporate, partnership, limited liability company or otherwise such entity shall be deemed to have expressly assumed the obligations due Purchaser by Seller under this Agreement. With respect to each such entity, Purchaser shall be deemed to have been granted an irrevocable power of attorney with authority to file, naming such newly formed or existing entity, a new UCC-1 financing statement naming such entity as Debtor, and to have it filed with any and all appropriate secretaries of state or other UCC filing offices. Purchaser shall be held harmless by Seller and its principals, officers or directors and be relieved of any liability as a result of Purchaser's execution and recording of any such financing statement or the resulting perfection of its ownership or security interests in such entity's assets. In addition, Purchaser shall have the right to notify such entity's Third Party Obligors of Purchaser's rights, including without limitation, Purchaser's right to collect all Accounts, and to notify any creditor of such entity that the Purchaser has rights in such entity's assets

33.3 Seller expressly authorizes Purchaser to access the systems of and/or communicate with any shipping or trucking company in order to obtain or verify tracking, shipment or delivery status of any Goods regarding a Purchased Account.

33.4 Seller's principal(s) acknowledge that the duty to accurately complete each Schedule of Accounts is critical to this Agreement and as such all obligations with respect thereto are non-delegable. Each of Seller's principal(s) acknowledge that he/she shall remain fully responsible for the accuracy of each Schedule of Accounts delivered to Purchaser regardless of who is delegated the responsibility to prepare and/or complete such Schedule of Accounts.

33.5 Seller will cooperate with Purchaser in obtaining a control agreement in form and substance satisfactory to Purchaser with respect to Collateral (as defined in 1.6) consisting of: Deposit Accounts; Investment Property; Letter-of-credit rights; and Electronic chattel paper.

33.6 Seller's sole remedy for any breach alleged to have been committed by Purchaser of any obligation or duty owed under the Agreement, any other agreement between Seller and Purchaser or any duty or obligation arising out of or related to this Agreement shall be limited to any amount in the Reserve Account at the time notice of such breach is first given to Purchaser, in writing. Under no circumstances shall Purchaser be liable for any incidental, special or consequential damages, including, but not limited to, loss of goodwill, loss of profit, or any other losses associated therewith, whether Purchaser did or did not have any reason to know of a loss that may result from any general or particular requirement of Seller; provided, however, that Purchaser shall be liable for such losses arising from Purchaser's gross negligence, recklessness, or willful misconduct.

33.8. As to any Account proceeds that do not represent Purchased Accounts, and so long as Seller is not in default, Purchaser shall be deemed to have received any such proceeds of Accounts as a pure pass-through for and on account of Seller.

34. **Counterparts**. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all signatures were upon the same instrument. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering such an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed counterpart of this Agreement to such other party, provided that the failure to deliver such manually executed counterpart shall not affect the validity, enforceability, or binding effect of this Agreement.

35. **Notice.**

35.1 All notices required to be given to any party other than Purchaser shall be deemed given upon the first to occur of (i) three days after deposit thereof in a receptacle under the control of the United States Postal Service, (ii) verified receipt after transmittal by electronic means to a receiver under the control of such party, or (iii) actual receipt by such party or an employee or agent of such party.

35.2 All notices to Purchaser shall be deemed given upon actual receipt by a responsible officer of Purchaser.

35.3 For the purposes hereof, notices hereunder shall be sent to the following addresses, or to such other addresses as each such party may in writing hereafter indicate:

SELLER: *Integrated Security Systems, Inc.*

		PURCHASER:	
Address:	*2009 Chenault Dr*	Address:	Capital Funding Solutions, Inc.
	Suite 114		330 North Andrews Avenue, Suite 101
Officer:	*Carrollton, TX 75006*		Fort Lauderdale, Florida 33301
Fax Number:	*972-385-9887*	Officer:	Mr. Greg Curley, Principal
	Katherine S. Roberts	Fax Number:	(954) 525-1366

36. **Pledges and Assignment of Seller's Accounts Receivable by Purchaser**.   Seller acknowledges and understands that Purchaser may enter into a financial agreement with one or more lenders ("Lenders").   In connection with such financing, Purchaser may sell and/or assign all or a portion of Seller's Accounts to Lenders. Seller hereby consents to Purchaser entering into such financing agreement with Lenders. Seller further agrees as follows:

36.1 Seller shall have no rights under the financing agreement with Lenders. Seller will not look or seek to hold Lenders, or its respective officers, employees, directors or agents responsible for any of Purchaser's obligations under this Agreement, and that Purchaser's relationship with Lenders is completely separate and apart from Seller's relationship with Purchaser except as to any lien rights and the granting and enforcing of any security interests that Lenders may have and assert by reason of its purchase and/or Assignment of Seller's Accounts to Lenders pursuant to the financing agreement entered into between Capital Funding Solutions and Lenders.

36.2 Seller will have no rights against Lenders for any actions that it takes or fails to take under the aforementioned financing agreement.

36.3 In the event Seller is advised that Lenders have purchased or have received an Assignment of all or a portion of Seller's Accounts pursuant to the financing agreement between Lenders and Purchaser, Seller agrees that all of its representations and warranties set forth in Section 12 of this Agreement shall extend and inure to Lenders and its successors and assigns.

36.4 If so requested by Purchaser or Lenders, Seller shall execute any documentation or notice required by Lenders to evidence the fact that any or all of the Accounts have been sold and assigned to Lenders and are payable to Lenders only. Seller shall take such additional actions in furtherance of the rights of Lenders and Purchaser as Purchaser or Lenders may reasonably require; provided, however, that Lenders may not alter the terms of this Agreement, except as provided herein.

36.5 Upon Purchaser or Lenders' request, Seller shall immediately provide to Lenders any and all information, which Lenders may require regarding Seller's financial condition, any Accounts, any obligations under this Agreement, the Collateral for Seller's obligations under this Agreement and any other information, which Lenders may request.

36.6 Seller consents to Purchaser sharing with Lenders copies of all financial statements and information regarding Seller delivered or made available to Purchaser under this Agreement.

36.7 Upon notification in writing from Lenders that Lenders no longer have a financing arrangement with Purchaser, the terms and provisions of this section of the Factoring and Security Agreement between Seller and Purchaser shall have no further force or effect.

IN WITNESS WHEREOF, the Parties have executed this agreement on the day and year first above written.

SELLER:

/SS/

By: ______________________
Name: Jay Foersterling
Title: President + CEO

PURCHASER:

CAPITAL FUNDING SOLUTIONS, INC.

By: ______________________
Name: ______________________
Title: ______________________

EXHIBIT 1.8

GENERAL RELEASE

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which are hereby acknowledged, the undersigned and each of them (collectively "Releasor") hereby forever releases, discharges and acquits **Capital Funding Solutions, Inc.** ("Releasee"), its parent, directors, shareholders, agents and employees, of and from any and all claims of every type, kind, nature, description or character (excluding claims arising from Releasee's gross negligence, recklessness or willful misconduct), and irrespective of how, why, or by reason of what facts, whether heretofore existing, now existing or hereafter arising, or which could, might, or may be claimed to exist, of whatever kind or name, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, each as though fully set forth herein at length, to the extent that they arise out of or are in way connected to or are related to that certain Factoring and Security Agreement dated _8/11/08_.

> Releasor agrees that the matters released herein are not limited to matters which are known or disclosed, and the Releasor waives any and all rights and benefits which it now has, or in the future may have.

Releasor acknowledges that factual matters now unknown to it may have given or may hereafter give rise to Claims which are presently unknown, unanticipated and unsuspected, and it acknowledges that this Release has been negotiated and agreed upon in light of that realization and that it nevertheless hereby intends to release, discharge and acquit the Releasee from any such unknown Claims.

Acceptance of this Release shall not be deemed or construed as an admission of liability by any party released.

Releasor acknowledges that either (a) it has had advice of counsel of its own choosing in negotiations for and the preparation of this release, or (b) it has knowingly determined that such advice is not needed.

DATED: _8/11/08_

Individual Releasor:

_____

[Name of individual], individually

Entity Releasor:



By: _____

Name: _Jay Foersterling_

Title: _President a CEO_

Schedule 14.9

SCHEDULE OF ACCOUNTS